June 4, 2019

Vadim Rata
President
Lovarra
152-160 City Road
London EC1V 2NX
United Kingdom

       Re: Lovarra
           Registration Statement on Form S-1
           Filed May 8, 2019
           File No. 333-231286

Dear Mr. Rata:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 8, 2019

Cover Page

1. You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and nominal assets. Specifically, on page 16 you disclose that you have been involved primarily in organizational activities since incorporation. Please disclose on the cover page that you are a shell company and add a risk factor highlighting the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
 Vadim Rata
FirstName LastNameVadim Rata
Lovarra
Comapany NameLovarra
June 4, 2019
June 4, 2019 Page 2
Page 2
FirstName LastName
2. Please clarify the offering period on the cover page and on page 10. You state that the shares will be offered for "a period not to exceed twelve months" but also that the offering will conclude "ninety days after the registration statement becomes effective" if all shares are not sold.
Dilution, page 31

3. Please revise to remove the brackets from your "historical net tangible book value"
         disclosures and correct all subsequent calculations in the table that were impacted by this amount.
Description of Business
Our Business, page 35

4. You disclose that you expect to have around 1,500,000 downloads within the first year following the release of your application. Please provide the basis for the projection and explain the assumptions underlying this statement given that you have not yet created the application.
Management's Discussion and Analysis or Plan of Operation, page 37

5. You state that you will hire a third-party development firm to build your website within
         180 days of the date of the prospectus. Please explain the $3,870 of prepaid costs that you paid for the general design of the application. Clarify whether you have entered into any agreements for the development of your application and disclose, if known, the total amount that is necessary to full develop your application. Directors, Executive Officers, Promoters and Control Persons
Background of Officer(s) and Director(s), page 54

6. Please revise the biography of the President, Vadim Rata, to disclose the time periods associated with his business experience over the past five years. Clarify whether Mr.
         Rata is currently working full-time for the company. Provide risk factor disclosure if Mr.
         Rata has other business activities that may conflict with his position with the company.
         Refer to Item 401(e) of Regulation S-K for guidance.
Certain Relationships and Related Transactions, page 59

7. Please disclose the total amount of loans that the company has received from the Chief
         Executive Officer and the terms of repayment. Further, clarify whether the $20,000 commitment from the Chief Executive Officer referenced in this section is separate from the $40,000 financial commitment from the Chief Executive Officer disclosed in other sections of the filing.
 Vadim Rata
Lovarra
June 4, 2019
Page 3
General

8. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,

FirstName LastNameVadim Rata                                Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameLovarra
                                                            and Services
June 4, 2019 Page 3
cc:       Joseph LaCome
FirstName LastName